August 23, 2021

VIA EDGAR

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn:       J. Nolan McWilliams

Re:	XP Inc. Registration Statement on Form F-4 File No. 333-257304

Dear Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XP Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-257304) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:30 p.m., Eastern Standard Time, on August 24, 2021, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

XP Inc.

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	Chief Financial Officer